                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 30, 1993

                        Commission File Number 33-42485

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

   (FORMERLY KNOWN AS THE "COMERICA INCORPORATED CAPITAL ACCUMULATION PLAN")

B. Name of issuer of securities held pursuant to the Plan and address of its principal executive office:

                             COMERICA INCORPORATED
                               Comerica Tower at
                               One Detroit Center
                              500 Woodward Avenue
                            Detroit, Michigan 48226

                INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following financial statements, notes to financial statements and consents are included in this Report:

  1. Financial statements for the Plan consisting of:

     A.  Report of Independent Auditors.

     B. Statement of Assets, Liabilities and Participants' Equity as of December 30, 1993 and as of December 30, 1992.

     C. Statement of Changes in Participants' Equity for the years ending December 30, 1993 and for the period ending December 30, 1992.

     D.  Notes to Financial Statements.

     E.  Consent of Independent Auditors.

                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                     Comerica Incorporated
                                     Preferred Savings Plan


                                By: /s/ JOHN P. SHERIDAN
                                   -----------------------
                                        John P. Sheridan
                                        Vice President
                                        Comerica Incorporated

Dated:  March 25, 1994

                                     INDEX




Name of Document
- ----------------
1.    Comerica Incorporated Preferred Savings
      Plan Financial Statements and Schedules for Years
      Ending December 30, 1993 and for the Period Ending December 30, 1992
      (Including Report of Independent Auditors).

2.    Consent of Ernst and Young.

                              Financial Statements and Schedules

                              Comerica Incorporated
                              Preferred Savings Plan

                              Year ended December 30, 1993 and
                              the period ended December 30, 1992
                              with Report of Independent Auditors








                             [ERNST & YOUNG LOGO]

                        Report of Independent Auditors



Employee Benefits Committee
Comerica Incorporated


We have audited the accompanying statement of assets, liabilities and participants' equity of the Comerica Incorporated Preferred Savings Plan as of December 30, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 30, 1993 and the period ended December 30, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and participants' equity of the Plan at December 30, 1993 and 1992 and the changes in such participants' equity for the year ended December 30, 1993 and the period ended December 30, 1992, in conformity with generally accepted accounting principles.




March 8, 1994

                 Comerica Incorporated Preferred Savings Plan

          Statement of Assets, Liabilities and Participants' Equity

                              December 30, 1993


                                                   COMERICA                                      CASH AND
                                                 INCORPORATED                                      MONEY        PARTICIPANT
                                                    STOCK          GROWTH           INDEX         MARKET           LOAN
                                                    FUND            FUND            FUND           FUND            FUND
                                                ----------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Ambassador Money Market Fund                  $   482,541     $  165,759      $    92,509     $10,094,004
  Insurance contracts and Comerica
    Guaranteed Investment Contract
    Fund
  Ambassador Intermediate Bond Fund
  Ambassador Index Fund                                                          10,719,999
  Ambassador Core Growth Fund                                    35,557,855
  Comerica Incorporated Common Stock             50,660,958
                                                ----------------------------------------------------------------------------
                                                 51,143,499      35,723,614      10,812,508      10,094,004

Cash and accrued income                           1,832,708         101,106         806,924         256,285
Participants loans receivable                                                                                   $7,789,260
                                                ----------------------------------------------------------------------------
Total assets                                    $52,976,207     $35,824,720     $11,619,432     $10,350,289     $7,789,260
                                                ----------------------------------------------------------------------------
                                                ----------------------------------------------------------------------------

LIABILITIES AND PARTICIPANTS' EQUITY
Liabilities:
  Unsettled trades                              $ 1,569,418
Participants equity                              51,406,789     $35,824,720     $11,619,432     $10,350,289     $7,789,260
                                                ----------------------------------------------------------------------------
Total liabilities and participants' equity      $52,976,207     $35,824,720     $11,619,432     $10,350,289     $7,789,260
                                                ----------------------------------------------------------------------------
                                                ----------------------------------------------------------------------------


                                                                                 GUARANTEED
                                                                INTERMEDIATE     INVESTMENT
                                                TERMINATION         BOND          CONTRACT
                                                   FUND             FUND            FUND            TOTAL
                                                ------------------------------------------------------------
ASSETS
Investments, at fair value:
  Ambassador Money Market Fund                  $411,281        $   60,320      $ 2,175,174     $ 13,481,588
  Insurance contracts and Comerica
    Guaranteed Investment Contract
    Fund                                                                         35,103,654       35,103,654
  Ambassador Intermediate Bond Fund                              4,763,502                         4,763,502
  Ambassador Index Fund                                                                           10,719,999
  Ambassador Core Growth Fund                                                                     35,557,855
  Comerica Incorporated Common Stock                                                              50,660,958
                                                ------------------------------------------------------------
                                                 411,281         4,823,822       37,278,828      150,287,556

Cash and accrued income                              990           619,251        5,499,525        9,116,789
Participants loans receivable                                                                      7,789,260
                                                ------------------------------------------------------------
Total assets                                    $412,271        $5,443,073      $42,778,353     $167,193,605
                                                ------------------------------------------------------------
                                                ------------------------------------------------------------


LIABILITIES AND PARTICIPANTS' EQUITY
Liabilities:
  Unsettled trades                                                                              $  1,569,418
Participants equity                             $412,271        $5,443,073      $42,778,353      165,624,187
                                                ------------------------------------------------------------
Total liabilities and participants' equity      $412,271        $5,443,073      $42,778,353     $167,193,605
                                                ------------------------------------------------------------
                                                ------------------------------------------------------------

See accompanying notes.

                 Comerica Incorporated Preferred Savings Plan

          Statement of Assets, Liabilities and Participants' Equity

                              December 30, 1992

                                                          COMERICA                                       CASH AND
                                                        INCORPORATED                                      MONEY
                                                           STOCK           GROWTH           INDEX         MARKET
                                                            FUND            FUND             FUND          FUND
                                                        -----------------------------------------------------------
ASSETS
Investments, at fair value:                             $    34,167     $    61,902     $    62,213     $3,876,640
  Ambassador Money Market Fund
  Insurance contracts and Comerica
    Guaranteed Investment Contract Fund
  Ambassador Growth Stock Fund                                           10,638,962
  Comerica Incorporated Stock Fund                       21,511,337
  Ambassador Index Fund                                                                   3,303,877
                                                        -----------------------------------------------------------
                                                         21,545,504      10,700,864       3,366,090      3,876,640

Cash and accrued income                                     113,871             171             104         11,117
Participants loans receivable
                                                        -----------------------------------------------------------
Total assets (equal to participants equity)             $21,659,375     $10,701,035      $3,366,194     $3,887,757
                                                        -----------------------------------------------------------
                                                        -----------------------------------------------------------

                                                                         GUARANTEED
                                                        PARTICIPANT      INVESTMENT
                                                           LOAN           CONTRACT
                                                           FUND             FUND            TOTAL
                                                        -------------------------------------------
ASSETS
Investments, at fair value:
  Ambassador Money Market Fund                          $   16,716      $    78,473     $ 4,130,111
  Insurance contracts and Comerica
    Guaranteed Investment Contract Fund                                  29,689,390      29,689,390
  Ambassador Growth Stock Fund                                                           10,638,962
  Comerica Incorporated Stock Fund                                                       21,511,337
  Ambassador Index Fund                                                                   3,303,877
                                                        -------------------------------------------
                                                            16,716       29,767,863      69,273,677

Cash and accrued income                                         59              477         125,799
Participants loans receivable                            2,570,956                        2,570,956
                                                        -------------------------------------------
Total assets (equal to participants equity)             $2,587,731      $29,768,340     $71,970,432
                                                        -------------------------------------------
                                                        -------------------------------------------

See accompanying notes.

                 Comerica Incorporated Preferred Savings Plan

                 Statement of Changes in Participants' Equity

                         Year ended December 30, 1993


                                                  COMERICA                                       CASH AND
                                                INCORPORATED                                       MONEY        PARTICIPANT
                                                   STOCK          GROWTH           INDEX           MARKET          LOAN
                                                    FUND           FUND             FUND            FUND           FUND
                                                ---------------------------------------------------------------------------
Additions:
  Transfers from MNC SelectSave Plan
    (Note 6)                                    $27,940,762     $23,893,235     $ 2,438,179     $ 5,743,523     $4,353,303
  Contributions (Note 4)                          7,729,466       4,477,862       2,574,770       3,163,807
  Interest and dividend income                    4,089,471       2,189,364       1,140,499         487,132
                                                ---------------------------------------------------------------------------
                                                 39,759,699      30,560,461       6,153,448       9,394,462     $4,353,303

Deductions:
  Participants' accounts distributed
    upon withdrawal                               3,747,955       2,751,764         967,601         977,404        366,473
                                                ---------------------------------------------------------------------------
                                                 36,011,744      27,808,697       5,185,847       8,417,058      3,986,830


Realized and unrealized gain (loss)
  on investments                                 (8,969,755)       (948,123)        410,517
                                                ---------------------------------------------------------------------------
                                                 27,041,989      26,860,574       5,596,364       8,417,058      3,986,830

Net transfers between funds                       2,705,425      (1,736,889)      2,656,874      (1,954,526)     1,214,699
                                                ---------------------------------------------------------------------------
Net increase                                     29,747,414      25,123,685       8,253,238       6,462,532      5,201,529

Participants' equity at beginning of year        21,659,375      10,701,035       3,366,194       3,887,757      2,587,731
                                                ---------------------------------------------------------------------------
Participants' equity at end of year             $51,406,789     $35,824,720     $11,619,432     $10,350,289     $7,789,260
                                                ---------------------------------------------------------------------------
                                                ---------------------------------------------------------------------------


                                                                                GUARANTEED
                                                               INTERMEDIATE     INVESTMENT
                                                TERMINATION        BOND          CONTRACT
                                                   FUND            FUND            FUND             TOTAL
                                                ------------------------------------------------------------
Additions:
  Transfers from MNC SelectSave Plan
    (Note 6)                                    $454,830        $2,204,876      $18,113,846     $ 85,142,554
  Contributions (Note 4)                                         1,556,810        2,680,407       22,183,122
  Interest and dividend income                    44,187           295,162        3,832,071       12,077,886
                                                ------------------------------------------------------------
                                                 499,017         4,056,848       24,626,324      119,403,562

Deductions:
  Participants' accounts distributed
    upon withdrawal                              109,124         1,040,781        6,298,204       16,259,306
                                                ------------------------------------------------------------
                                                 389,893         3,016,067       18,328,120      103,144,256

Realized and unrealized gain (loss)
  on investments                                                    16,860                        (9,490,501)
                                                ------------------------------------------------------------
                                                 389,893         3,032,927       18,328,120       93,653,755

Net transfers between funds                       22,378         2,410,146       (5,318,107)
                                                ------------------------------------------------------------
Net increase                                     412,271         5,443,073       13,010,013       93,653,755

Participants' equity at beginning of year                                        29,768,340       71,970,432
                                                ------------------------------------------------------------
Participants' equity at end of year             $412,271        $5,443,073      $42,778,353     $165,624,187
                                                ------------------------------------------------------------
                                                ------------------------------------------------------------

See accompanying notes.

                 Comerica Incorporated Preferred Savings Plan

                 Statement of Changes in Participants' Equity

                        Period ended December 30, 1992

                                                  COMERICA                                       CASH AND
                                                INCORPORATED                                       MONEY
                                                   STOCK           GROWTH          INDEX           MARKET
                                                    FUND            FUND            FUND            FUND
                                                ----------------------------------------------------------
Additions:
  Contributions (Note 4)                        $ 2,595,664     $ 1,646,293     $  877,079      $  921,474
  Interest and dividend income                      659,617         134,919         81,061         155,130
                                                ----------------------------------------------------------
                                                  3,255,281       1,781,212        958,140       1,076,604
Deductions:
  Participants' accounts distributed upon
    withdrawal                                    1,242,800         678,378        249,421         290,758
                                                ----------------------------------------------------------
                                                  2,012,481       1,102,834        708,719         785,846
Realized and unrealized gain on investments       3,860,115         915,638        174,141
                                                ----------------------------------------------------------
                                                  5,872,596       2,018,472        882,860         785,846
Net transfers between funds                         (82,415)       (253,079)       (95,680)       (676,026)
                                                ----------------------------------------------------------
Net increase                                      5,790,181       1,765,393        787,180         109,820

Participants' equity at beginning of period      15,869,194       8,935,642      2,579,014       3,777,937
                                                ----------------------------------------------------------
Participants' equity at end of period           $21,659,375     $10,701,035     $3,366,194      $3,887,757
                                                ----------------------------------------------------------
                                                ----------------------------------------------------------



                                                                GUARANTEED
                                                PARTICIPANT     INVESTMENT
                                                   LOAN          CONTRACT
                                                   FUND            FUND            TOTAL
                                                -------------------------------------------
Additions:
  Contributions (Note 4)                                        $ 3,720,665     $ 9,761,175
  Interest and dividend income                                    2,429,903       3,460,630
                                                -------------------------------------------
                                                                  6,150,568      13,221,805
Deductions:
  Participants' accounts distributed upon
    withdrawal                                  $  212,919        2,715,685       5,389,961
                                                -------------------------------------------
                                                  (212,919)       3,434,883       7,831,844
Realized and unrealized gain on investments                          34,133       4,984,027
                                                -------------------------------------------
                                                  (212,919)       3,469,016      12,815,871
Net transfers between funds                      2,800,650       (1,693,450)
                                                -------------------------------------------
Net increase                                     2,587,731        1,775,566      12,815,871

Participants' equity at beginning of period              -       27,992,774      59,154,561
                                                -------------------------------------------
Participants' equity at end of period           $2,587,731      $29,768,340     $71,970,432
                                                -------------------------------------------
                                                -------------------------------------------

See accompanying notes

                 Comerica Incorporated Preferred Savings Plan

                        Notes to Financial Statements

                              December 30, 1993


1. DESCRIPTION OF THE PLAN

The Plan is a voluntary, defined-contribution plan covering all eligible employees of the Corporation and certain subsidiaries.

Information about the plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the pamphlet "Comerica Incorporated Preferred Savings Plan." Copies of this pamphlet are available from the Human Resources office.

Employees may make annual contributions to the Plan on a before-tax basis and after-tax basis up to a maximum amount as specified in the Plan.

The Corporation contributes to employee accounts as stipulated in the Plan.

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The fair value of the units of the various Ambassador Mutual Funds owned are based on quoted market values on the last business day of the plan year.

The insurance contracts are valued at contract value as determined by insurance companies. Contract value represents contributions made under the contract, net transfers by participants from or to other funds within the Plan, plus interest at the contract rate, less funds used to pay benefits.

The investment in the Corporation's common stock is valued at the last reported sales price on the last business day of the plan year as traded on a national securities exchange.

The realized gain or loss on sale of investments is the difference between the proceeds received and the cost of the specific investments sold. Such amounts are different than the related amounts reported on Form 5500 which are computed as the difference between the proceeds received and the fair value at the beginning of the year as prescribed by the Department of Labor regulations.

Expenses incurred in connection with the operation of the Plan are borne by Comerica Incorporated.

The Plan changed its reporting period from December 31 to December 30 effective December 30, 1992.

                 Comerica Incorporated Preferred Savings Plan

3. INVESTMENTS

The Plan's net appreciation (depreciation) in fair value of investments during the year ended December 30, 1993 and the period ended December 30, 1992 is summarized as follows:

                                                                DECEMBER 30
                                                            1993           1992
                                                        --------------------------
        Comerica Guaranteed Investment Contract Fund                    $   34,133
        Intermediate Bond Fund                          $    16,860
        Ambassador Growth Stock Fund                                      915,638
        Ambassador Core Growth Fund                        (948,123)
        Comerica Incorporated Stock Fund                 (8,969,755)     3,860,115
        Ambassador Index Fund                               410,517        174,141
                                                        --------------------------
                                                        $(9,490,501)    $4,984,027
                                                        --------------------------
                                                        --------------------------

The fair value of individual investments that represent 5% or more of the Plan's net assets at the end of the respective years are as follows:

                                                                 DECEMBER 30
                                                            1993            1992
                                                        ----------------------------
        Ambassador Money Market Fund                    $13,481,588     $ 4,130,111
        Pan American Life Insurance Company
          Guaranteed Investment Contracts                                 7,222,642
        New York Life Insurance Group Annuity
          Contract
        Metropolitan Life Insurance Company
          Guaranteed Investment Contracts                                 5,493,222
        Ambassador Growth Stock Fund                     35,557,855      10,638,962
        Comerica Incorporated Common Stock               50,660,958      21,511,337
        Comerica Guaranteed Investment Contract Fund     14,677,607       6,288,677
        Ambassador Index Fund                            10,719,999

                 Comerica Incorporated Preferred Savings Plan

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The following is a summary of transactions (at cost) with parties-in-interest:

                                                          COMERICA
                          AMBASSADOR     AMBASSADOR     INCORPORATED    GUARANTEED                      AMBASSADOR      AMBASSADOR
                            MONEY          CORE            COMMON       INVESTMENT      AMBASSADOR     INTERMEDIATE       GROWTH
                            MARKET        GROWTH           STOCK         CONTRACT          INDEX         BOND             STOCK
                            FUND           FUND             FUND           FUND             FUND         FUND              FUND
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at
  January 1, 1992       $  3,656,164                    $ 9,110,488     $  217,417      $2,026,612                     $7,019,046
Purchases in 1992         18,618,880                      3,610,898      6,037,127         955,241                      2,100,537
Sales in 1992            (18,144,933)                      (660,427)                       (70,785)                      (281,618)
Distributions in 1992                                      (245,032)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1992     $  4,130,111                    $11,815,927     $ 6,254,544     $2,911,068                     $8,837,965
                        ------------------------------------------------------------------------------------------------------------
                        ------------------------------------------------------------------------------------------------------------

                                                          COMERICA
                         AMBASSADOR      AMBASSADOR     INCORPORATED    GUARANTEED                      AMBASSADOR      AMBASSADOR
                            MONEY           CORE           COMMON       INVESTMENT       AMBASSADOR    INTERMEDIATE       GROWTH
                           MARKET          GROWTH          STOCK         CONTRACT          INDEX           BOND           STOCK
                            FUND            FUND            FUND           FUND             FUND           FUND           FUND
                        ------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1992     $ 4,130,111     $         -     $11,815,927     $ 6,254,544     $2,911,068      $        -     $8,837,965
Transfer from MNC
  SelectSave Plan                         3,445,722      19,357,414       6,644,219        828,726
Purchases in 1993        92,030,845      40,129,165      14,291,925       4,763,797      7,391,515       5,436,602
Sales in 1993            82,679,368       7,321,154       2,655,903       2,984,953      1,157,525         684,085     $8,837,965
Distributions in 1993                                     1,131,951                              -
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 30, 1993     $13,481,588     $36,253,733     $41,677,412     $14,677,607     $9,973,784      $4,752,517              -
                        ------------------------------------------------------------------------------------------------------------
                        ------------------------------------------------------------------------------------------------------------

Income, including unrealized appreciation on these investments aggregated $1,833,517 in 1993. Gains realized from the sale of Fund units were $753,848 in 1993.

Contributions to the plan by Comerica Incorporated approximated $4,117,000 and $1,470,000 in 1993 and 1992, respectively.

                 Comerica Incorporated Preferred Savings Plan

5. TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present tax laws. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Sponsor is not aware of any course of action or series of events that would adversely affect the Plan's qualified status.

6. MERGERS

On June 18, 1992 Comerica Incorporated (Corporation) merged with Manufacturers National Corporation. As of that date, the Corporation assumed sponsorship of the Manufacturers National Corporation SelectSave Plan. Effective December 31, 1992 the Manufacturers National Corporation SelectSave Plan was merged into the Plan which was renamed the Comerica Incorporated Preferred Savings Plan. Total assets of the merged plan at December 31, 1992 approximately $157,113,000.

                            LOGO OF ERNST & YOUNG


                       Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements listed below, of our reports on the consolidated financial statements of Comerica Incorporated and subsidiaries dated January 18, 1994, financial statements of Comerica Incorporated Preferred Savings Plan dated March 8, 1994 and financial statements of John V. Carr & Son, Inc. Employees' Profit-Sharing Trust dated March 8, 1994, all included in the Annual Report on Form 10-K of Comerica Incorporated for the year ended December 31, 1993:

        Registration Statement No. 33-42485 on Form S-8 dated August 29, 1991

        Registration Statement No. 33-45500 on Form S-8 dated February 11, 1992

        Registration Statement No. 33-49964 on Form S-8 dated July 23, 1992

        Resistration Statement No. 33-49966 on Form S-8 dated July 23, 1992

        Registration Statement No. 33-53220 on Form S-8 dated October 13, 1992

        Registration Statement No. 33-53222 on Form S-8 dated October 13, 1992





ERNST & YOUNG
Detroit, Michigan
March 28, 1994